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                              October 13, 2021

       Bryant Kirkland
       Chief Financial Officer
       Douglas Elliman Inc.
       4400 Biscayne Boulevard
       Miami, FL 33137

                                                        Re: Douglas Elliman
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 10
                                                            Submitted September
30, 2021
                                                            CIK No. 0001878897

       Dear Mr. Kirkland:

               We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment #1 to Draft Registration Statement on Form S-1 filed September 30, 2021

       Our Company, page 2

   1. Further to our prior comment 1, the presentation of information about your company under the headings
"Real Estate Services" and "Real Estate Technology" and the
                                                        prominence of the
graphic on page 4 may suggest to investors that these are
                                                        separate,
revenue-generating lines of business or operations. Please revise to address whether Real Estate
Technology is actually a separate revenue-generating line of business, or is instead a
resource that is used in your real estate services business. As requested in prior comment 1, please
also address the relative materiality of these two items to the company's financial
position and operations by providing appropriate comparable
 Bryant Kirkland
Douglas Elliman Inc.
October 13, 2021
Page 2
      quantitative and narrative information. In this regard, we note disclosure in the summary under "Real Estate Technology" that you have invested $6.3 million in PropTech companies, but no disclosure similar to your statement in response to comment 2 that as of
      June 30, 2021, the company had approximately $525 million in total assets. We also note disclosure in MD&A that approximately 95% of revenues are attributable to commissions and other brokerage income, which we assume is included in
"Real Estate
      Services."
Real Estate Technology, page 4

2. We note your response to our prior comment 1. On page 6, you state that "Other than the funds in which New Valley Ventures invests as a limited partner, all of these companies currently provide technology or services to Douglas Elliman, or Douglas Elliman anticipates using such technology or services in the near future". Please limit your disclosure and graphic to those companies whose technology and services you currently use and those in which you are currently invested. If you wish to disclose other companies with whom you anticipate obtaining technology and services from in the future, describe the current status of any negotiations or arrangements you have with them and clarify that there can be no assurance you will actually be able to obtain those services or technology.
Exclusive Jurisdiction of Certain Actions, page 118

3. We note your response to our prior comment 7, and disclosure on page 119 that United
      States federal district courts will be the exclusive forum for claims arising under the
      Securities Act. Please revise your disclosure regarding your exclusive forum provision to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, if your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameBryant Kirkland
                                                            Division of
Corporation Finance
Comapany NameDouglas Elliman Inc.
                                                            Office of Real
Estate & Construction
October 13, 2021 Page 2
cc:       Robert Downes, Esq.
FirstName LastName